UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Riot Blockchain, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
767292105
(CUSIP Number)
September 20, 2021
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 767292105	SCHEDULE 13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
Northern Data AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,025,000 shares

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,025,000 shares

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,025,000 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.1[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

[1]
The calculation assumes that there is a total of 95,948,232 shares of Common Stock outstanding as reported in the Issuer’s registration statement on Form S-3 filed with the United States Securities and Exchange Commission on August 31, 2021.

CUSIP NO. 767292105	SCHEDULE 13G	Page 3 of 7 Pages

Item 1(a)	Name of Issuer Riot Blockchain, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices 202 6th Street, Suite 401, Castle Rock, Colorado 80104.

Item 2(a)	Name of Person Filing Northern Data AG.

Item 2(b)	Address of Principal Business Office An der Welle 3, 60322 Frankfurt am Main, Germany.

Item 2(c)	Citizenship Northern Data AG is organized as a stock corporation under the laws of Germany.

Item 2(d)	Title of Class of Securities Common Stock, no par value

Item 2(e)	CUSIP Number 767292105

CUSIP NO. 767292105	SCHEDULE 13G	Page 4 of 7 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP NO. 767292105	SCHEDULE 13G	Page 5 of 7 Pages

Item 4	Ownership

(a)	Amount beneficially owned: See response to Item 9 on cover page.

(b)	Percent of class: See response to Item 11 on cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See response to Item 5 on cover page.

(ii)	Shared power to vote or to direct the vote: See response to Item 6 on cover page.

(iii)	Sole power to dispose or to direct the disposition of: See response to Item 7 on cover page.

(iv)	Shared power to dispose or to direct the disposition of: See response to Item 8 on cover page.

CUSIP NO. 767292105	SCHEDULE 13G	Page 6 of 7 Pages

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8	Identification and Classification of Members of the Group
Not Applicable.

Item 9	Notice of Dissolution of Group
Not Applicable.

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 767292105	SCHEDULE 13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2021.

Northern Data AG

By:	/s/ Aroosh Thillainathan
	Name:	Aroosh Thillainathan
	Title:	Chief Executive Officer